Banco Santander Chile

Santander Consumer Chile Transaction


Work
Café

August 27, 2019

Santander

Agenda

Points of the agenda

Proposed transaction

Santander Consumer Chile background

Transaction rationale

Points of the agenda

1. Submit the operation of the acquisition of 51% of the shares issued by Santander Consumer Chile S.A. for the consideration of the shareholders.

2. Report the operations referred to in Title XVI of Law 18.046.

3. Adopt other agreements and grant powers of authority that are necessary to comply and carry out the resolutions decided in this meeting.

Agenda

Points of the agenda

Proposed transaction

Santander Consumer Chile background

Transaction rationale

Ambition to enter the high growth business of financing the purchase of vehicles

Current:


BERGÉ
SIGDO KOPPERS S.A.
60%
40%
SKBERGÉ
Santander
Banco Santander S.A.
"Santander Group"
51%
-2%
a
49%
-49%
b
Santander
Consumer Finance

Proposed purchase:


Santander
Banco Santander Chile
Santander
Banco Santander S.A.
" Santander Group"
2%+49%
=
51%
49%
Santander
Consumer Finance

The transaction is composed of two parts:

a) Banco Santander Chile will acquire 49% ownership from SKBergé

b) Banco Santander Chile will acquire 2% ownership from Banco Santander S.A. (España)

The purchase price is according to the market price

SKBERGÉ

Price of the acquisition of 49% of SCF:

Ch$59,063 million

1. Prior to the acquisition, the pending dividend will be distributed to the current shareholders for approximately Ch$18,060 million
2. Agreed multiple: 9.55x of income after tax of 2017
3. The income after tax of 2017: Ch$12,622 million

9,55 x Ch$12,622 million = Ch$120,538 million

x 49%

= Ch$59,063 million

Santander

Banco Santander S.A.
"Santander Group"

Price of the acquisition of 2% of SCF:

Ch$3,073 million

1. Estimated value based on 2018 results
2. Within the reasonable ranges of Deloitte's study (independent third party)

Total transaction= Ch$62,136 million

The valuation has been carried out by an external independent consultant, Deloitte

The transaction has been evaluated by Deloitte

Deloitte, in the capacity of independent evaluator, was contracted to review the transaction. The report analyzed the effects and potential impacts of the acquisition, including the synergies and costs involved, as well as the valuation of Santander Consumer Chile S.A. The company was valued using the income method, specifically, the discounted cash flow model, to obtain the total value of the business.

The transaction includes a **commercial agreement** signed between SK Bergé and Santander Consumer Chile S.A. **for 10 years**. Deloitte analyzed two scenarios for valuation:

Range of total value of 100% of Santander Consumer Chile S.A.

Low	Scenario	High
Ch$ 131,900 million	Scenario 1: The commercial agreement is not renewed after 10 year	Ch$ 157,800 million
Ch$ 146,800 million	Scenario 2: The commercial agreement is constantly renewed	Ch$ 189,000 million

Additionally there are new business initiatives with a potential value of Ch$11,500 –Ch$13,000 million.

As Management already has knowledge of this business, operation and risks, high integration costs are not expected.

The effects and impacts of the operation "contribute to the company interests and are in line with the market price, with terms and conditions in accordance with those that prevail in the market for this type of operation"

The potential benefits of the proposed transactions

Incorporation of the operative subsidiary

- Consistently positive financial results.
- Highly competitive in its sector, which is experiencing strong growth in recent years. Portfolio size: Ch$ 407 billion with a growth rate (CAGR) of 26.8% between 2010 and 2018.
- Return on Equity~20%.

New businesses and new clients

Through this transaction, Santander Consumer will be able to access new alliances, increasing market penetration and portfolio. Therefore this will bring greater income and benefits for Banco Santander Chile.

Reduce the funding cost of Santander Consumer

Santander Consumer Finance: AA
vs.
Banco Santander Chile: AAA

Increase the leverage of Santander Consumer

Liabilities/equity of 6,7x.

Through the consolidation into the Bank, it will be able to increase its leverage and decrease the average weighted cost of capital.

Generating efficiencies

Gaining of economies of scale, principally in human resources and information systems.

Fuente: Informe de evaluación independiente de Deloitte

Automobile market in Chile

Sale of new cars[1]



CAGR=13,9%.
282.232
305.540
360.900
417.038
94.654
2015
2016
2017
2018
1T19

Sale of used cars[2]



CAGR=4.4%
877.044
1.003.040
974.513
996.833
2015
2016
2017
2018

1. Source: ANAC and Santander Consumer Chile.
2. Source: CAVEM and Santander Consumer Chile

Automobile industry in Chile

The six main automobile groups account for 67% of the sales of new cars

First option in financing new vehicles by Brand /Automobile Group (1)

Share of sold cars



SK Bergé
12%
Santander Consumer
Indumotora
8%
Nissan
8%
Peugeot
5%
Forum Others
12%
Forum
GMC
9%
GMAC
Citroën
2%
Mundo Crédito
Others
13%

SKBergé has a market penetration of **59%** [(2)] of new

SCF finances new and used vehicles, mainly through the SKBergé network. It also participates in Amicar portal and other brands through direct agreements with concessionaries.

Portal Amicar



A. Gildemeister
9%
Derco
22%

Amicar: Distribution by financer [(3)]



15%
30%
11%
6%
6%
32%
Forum
Tanner
Scotiabank
Marubeni
Santander Consumer
Others

Source: Amicar
1) Light and medium vehicles. Accumulated numbers as of September 2018. Source: ANAC and Santander Consumer
2) Internal information from Santander Consumer
3) Average units financed as of September 2018 2018.

Santander Consumer Chile

Leader in Automobile Financing

2nd
Largest portfolio in the automobile financing market

9%
Of financing of new small car sales in the country, being one of the main automobile financers

+30.000
New cars financed in 2018



1
Proven business models
Support of Santander Group
2
Growth above the market
3
Top level directive
4
Quality of portfolio
5
Santander Consumer Finance

Part of the Santander Group, with presence in more than 19 countries, including **Santander Consumer Finance** in Europe

Santander Consumer Finance in Europe:

- One of the largest automobile financing groups in Europe
- 1,300,000 cars financed each year in 15 European countries with more than 21 million clients
- 130,000 associated sales points and 16,000 employees
- Successful business model replicated in Chile
- Proven support and experience



Santander Consumer Chile: Financial summary

Total loans

Ch$ billion and YoY growth



CAGR=17.8%
13%
08%
05%
32%
28%
19%
202
218
228
303
388
407
2014
2015
2016
2017
2018
43525
Loans
Var. %

Total loans- Number of operations



CAGR=15.0%
+16.7%
20.244
19.154
19.501
22.303
32.707
40.794
9.127
10.647
2013
2014
2015
2016
2017
2018
Mar-18
Mar-19

Non-performing loans and coverage ratios



%
100,4%
83,8%
108,5%
124,1%
135,7%
139,5%
5,6%
4,2%
3,2%
2,8%
2,7%
2,6%
2014
2015
2016
2017
2018
Mar-19
Non-performing
Coverage

Non-performing loans in the industry



5,6%
4,2%
3,2%
2,7%
2.6%
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
SCF
Competitor 1
Competitor 2
Competitor 3

Santander

Source: Company reports and Banco Santander Chile estimates. Loan growth for March 2019 has been annualized

Santander Consumer Chile: Financial summary

Gross income



Ch$ billion
CAGR=14.1%
+22.4%
31,0
32,4
34,6
41,6
52,5
11,9
14,5
2014
2015
2016
2017
2018
Mar-18
Mar-19

Expenses & Efficiency



Ch$ billion
37,9%
36,2%
38,3%
34,7%
35,1%
32%
33%
8,3
8,7
9,7
10,8
13,5
2,9
3,5
2014
2015
2016
2017
2018
Mar-18
Mar-19
Expenses
Efficiency

Income after tax



Ch$ billion
CAGR=18.1%
+61.9%
5,6
9,7
8,4
12,6
11,0
2,3
3,7
2014
2015
2016
2017
2018
Mar-18
Mar-19

ROE & ROA



%
15,9%
22,9%
17,4%
23,4%
20,1%
16,7%
25,7%
2,8%
4,4%
3,3%
3,8%
2,6%
2,6%
3,3%
2014
2015
2016
2017
2018
Mar-18
Mar-19
ROE
ROA

Santander

Source: Company report and Banco Santander Chile estimates. ROE (Return on equity) and ROA (Return on assets) for the first quarter of 2019 have been annualized

An attractive acquisition for Banco Santander Chile

- Banco Santander Chile seeks to buy 51% of Santander Consumer Chile for Ch$62,136 million
  - SKBergé: 49% for Ch$59,063 million
  - Santander Group: 2% for Ch$3,073 million
- The transaction has been evaluated by an independent third party, Deloitte, that has confirmed that the price is in accordance with the market
- The transaction is aligned with our retail strategy, being attractive for shareholders
- Our elected 9 directors and 2 substitutes have given their favorable opinion of the transaction
- With the favorable vote of the shareholders, the approval of the CMF would be pending to carry out this transaction

Points of the agenda

1. Submit the operation of the acquisition of 51% of the shares issued by Santander Consumer Chile S.A. for the consideration of the shareholders.

2. Report the operations referred to in Title XVI of Law 18.046.

3. Adopt other agreements and grant powers of authority that are necessary to comply and carry out the resolutions decided in this meeting.

Thank you.

Our purpose is to help people
and business prosper.

Our culture is based on believing
that everything we do should be:

Simple Personal Fair

Relaciones con Inversionistas Chile
Bandera 140, Piso 19
Santiago, Chile
Tel: (562) 23208284
email: irelations@santander.cl
www.santander.cl

Santander

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